FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              FOR NOVEMBER 12, 2002




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)





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                                               Contact:
                                               John G. Nesbett
                                               David Waldman
                                               Lippert/Heilshorn & Associates
                                               212-838-3777
                                               e-mail: jnesbett@lhai.com




              DIRECTOR EXERCISES OPTIONS IN DESWELL INDUSTRIES INC.


HONG KONG (November 12, 2002) - Deswell Industries, Inc. (Nasdaq: DSWL) ("the Company") today announced that its executive director C. P. Li exercised options totaling 30,000 common shares on November 7, 2002.

Proceeds to Deswell totaled $295,000, which will be used for working capital and general corporate purposes.

This was in addition to the options totaling 255,500 common shares exercised by its directors during the period June 1, 2002 to September 13, 2002. In aggregate, the Company's directors have exercised options totaling 285,000 common shares during June 1, 2002 to November 11, 2002.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.







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           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                    For and on behalf of
                                                    Deswell Industries, Inc.



                                                    By:_________/s/__________
                                                    Richard Lau
                                                    Chief Executive Officer

Date: November 13, 2002